EXHIBIT 11
The following table sets forth the computation of basic and diluted earnings per share:

	(Expressed in U.S. Currency)

	Three months ended March 31,
	2008	2007
Numerator:
Net (loss)	$(965,518)	$(437,908)
Dividends on Series A preferred stock	(361)	(358)

Numerator for basic and diluted loss per share loss available to common shareholders	$(965,879)	$(438,266)

Denominator:
Denominator for basic loss per share- weighted average shares outstanding *	12,637,735	12,637,735
Effect of dilutive securities	—	—
Warrants	—	—

Dilutive potential common shares denominator for diluted earnings (loss) per share adjusted weighter-average shares and assumed conversion	12,637,735	12,637,735

Basic (loss) per share	$(0.08)	$(0.03)

Diluted (loss) per share	$(0.08)	$(0.03)

*	Excludes unvested shares of 2,312,131 issued for compensation